EXHIBIT 99.1

Quantum Biopharma Reports Strong Second Quarter with Increased Current and Total Assets, Conversion of all Debentures into Equity, Continued Exclusion of Going Concern, Tripling of Share Price during Quarter, over $500,000 USD Gain in Crypto Assets as of date of filing, and Near Elimination of Debt

Unprecedented Quarter Shows Company’s Strong Financial Position and Continued Momentum with its Multiple Sclerosis Clinical Trials and unbuzzdTM Recreational Beverage and Alcohol Metabolizer

TORONTO, Aug. 07, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), is pleased to announce its financial and operational results for the second quarter ending June 30, 2025.

Overall, the Company is in a strong position having increased its current and total assets, compared to the previous quarter; eliminated the entire debt liability associated with debentures issued in Q4 2024 and Q1 2025 by converting all debentures into equity; maintained its ‘no going concern’ status; seen greater than $500,000 USD appreciation in the value of its cryptocurrency reserves as of date of filing; and seen its stock price almost tripled from $7.71 USD at Q1 close March 31, 2025 to $20.25 USD at Q2 close June 30, 2025. Management believes that there is sufficient cash on hand to maintain basic operations beyond March 2027.

Meanwhile, the Company continues to advance clinical trials of its potential breakthrough multiple sclerosis drug, Lucid-21-302 (“Lucid-MS”), an oral-formulation drug that has shown, in pre-clinical animal studies, to stop nerve demyelination – the hallmark of multiple sclerosis. Phase 1 oral toxicity studies of Lucid-MS are complete and show no toxicity or side effects of the drug. In a joint study with Massachusetts General Hospital, the first person with multiple sclerosis (MS) has been scanned using a possible breakthrough PET scan imaging technique to monitor demyelination in MS.

Unbuzzd Wellness Inc., the worldwide licensee of the Company’s asset, unbuzzd, a mix of supplements that has been clinically proven to both accelerate the metabolism of alcohol and reduce the symptoms of hangover, has commercialized unbuzzd in the United States; is awaiting approval of its filing to Health Canada to sell unbuzzd in Canada; has hired MNP as auditors to prepare for a possible Initial Public Offering (IPO); and has launched a Regulation D 506(c) offering to raise up to $5.0 million USD to support growth and distribution of unbuzzd, as well as fund a go-public event. This offering does not dilute Quantum BioPharma shareholders

Finally, the Company to date has completed total purchases of approximately $5.5 million USD worth of Bitcoin (BTC) and other cryptocurrencies to diversify Treasury and to allow for future financings and other transactions to be carried out in cryptocurrency. Total unrealized and realized gains in cryptocurrency to date are over $500,000 USD.

Strong Second Quarter Financials with Increased Current and Total Assets Sufficient to Maintain Basic Operations Beyond March 2027

The Company continues to maintain a strong balance sheet while achieving progress and maintaining current and total assets above the prior quarter. Management believes there is sufficient cash on hand to sustain basic operations beyond March 2027.

Total current assets totaled $10.3 million USD as of June 30, 2025, compared to $9.9 million USD as of March 31, 2025. This increase is mainly due to receipt of the legal award related to the previous CEO. Total assets were $15.3 million USD as of June 30, 2025, compared to $14.9 million USD as of March 31, 2025.

All Company debentures have been converted to Class B shares; therefore, no outstanding liability exists for the convertible debt notes. The current quarter shows a warrant liability of $7.8 million USD - a non-cash accounting transaction. Importantly, as of today, all outstanding warrants have been exercised; therefore, no warrant liability exists as of the date of filing.

For the quarter ending June 30, 2025, Operating Expenses were $4.9 million USD compared to $3.4 million USD as of March 31, 2025, an increase of $1.5 million USD. This increase was due to share-based payments (a non-cash item) and general administration expenses, mostly legal.

For the quarter ending June 30, 2025, external research and development fees decreased to $0.6 million USD compared to $1.7 million USD for the quarter ending March 31, 2025, as a result of timing with the development costs of our R&D assets.

The Company received a settlement payment of $2.35 million USD related to a legal process concerning the former CEO. In addition, Sports Coat litigation loan has been fully repaid, and a full release has been received.

As of the date of this filing, the Company had 3,815,835 Class B Subordinate Voting Shares issued and outstanding. The ownership was distributed as follows:

  2,515,211 Class B Subordinate Voting Shares, or 66%, were held through depository nominees (CEDE & Co. and CDS & Co.) on behalf of The Depository Trust & Clearing Corporation; and
  1,300,624 Class B Subordinate Voting Shares, or 34%, were held by registered holders with the Company’s transfer agent.

Quantum Asset unbuzzd Continues to See Market Growth as Licensee Launches Raise of up to $5 million USD in Preparation for Possible Initial Public Offering. No dilution for Quantum shareholders

Worldwide unbuzzd licensee, Unbuzzd Wellness Inc.

  Launched unbuzzd powder sticks in late 2024 in the USA ; sales are increasing organically quarter over quarter. unbuzzd is available on amazon.com and unbuzzd.com
  Awaiting approval of filing submitted to Health Canada to sell unbuzzd in Canada
  Hired MNP as auditors to prepare for a possible Initial Public Offering (IPO)
  Launched a Regulation D 506(c) offering to raise up to $5.0 million USD

Continued Progress with Multiple Sclerosis Drug, Lucid-21-302 (“Lucid-MS”) – Positive Toxicity Study, Joint PET Study with Acclaimed Mass General Scientists

  Clinical Report of Lucid-MS oral toxicity and toxicokinetic studies confirmed no toxicity and no side effects of Lucid-MS oral-formulation drug for Multiple Sclerosis (“MS”).
  Oral formulation of drug potentially offers easier route of administration compared to current drugs requiring injection or infusion.
  First person with multiple sclerosis (MS) has been scanned in a joint study with Massachusetts General Hospital (MGH) scientists to validate a novel positron emission tomography (PET) imaging technique to monitor myelin integrity and demyelination in MS.
  Quantum has signed an agreement with a global pharmaceutical contract research organization to prepare an IND (Investigational New Drug) application package for Lucid-21-302 (Lucid-MS) with the US FDA.

Phase Two Study Ethics Approval for Quantum Investigational Drug FSD202 to treat Mast Cell Activation Syndrome

  Received approval by the Human Ethics Review Committee (HERC) in Australia for Quantum’s Phase 2 trial entitled “A Randomized, Double-Blind Placebo Controlled Parallel Group Decentralized Trial to Assess the Safety and Efficacy of FSD202 in Participants with Chronic Widespread Musculoskeletal Nociplastic Pain Associated with Idiopathic Mast Cell Activation Syndrome (Disorder).”

Update on Lawsuit Launched by Quantum Against CIBC and RBC in Relation to Alleged Stock Market Manipulation

  Quantum filed a memorandum of law in opposition to defendants’ CIBC World Markets (“CIBC”) and RBC Dominion Securities (“RBC”) joint motion to dismiss in the United States District Court for the Southern District of New York. The reply, original and amended complaints can be viewed and downloaded from the Quantum Vs Banks page on the company website or from the following link: https://www.quantumbiopharma.com/quantum-biopharma-vs-banks

Management Commentary

“I am elated that we have finished the second quarter of 2025 in an even stronger position than at close of Q1 2025. The second quarter of 2025 was highlighted by a stronger balance sheet, continued delivery of efficiencies, and continued development of our robust pipeline of products and assets focused on addressing significant unmet needs in brain disorders and alcohol health, with three potential near-term monetization events.” said Zeeshan Saeed, CEO of Quantum BioPharma. “unbuzzd, our rapid alcohol detoxification beverage, has launched a Reg D financing for up to $5 million USD to capitalize a possible go public transaction. This will provide non-dilutive cash to Quantum through monetization of our holding in a controlled and strategic fashion. Quantum BioPharma shareholders will not get diluted with this financing.

“We also made significant progress with our MS program. Our recently announced partnership with Massachusetts General Hospital scientists is underway with the first patient having undergone PET scanning utilizing a potentially breakthrough diagnostic protocol for monitoring demyelination related to MS. Lucid-MS is a first-in-class, non-immunomodulatory orally-administered compound demonstrating neuroprotection in animal studies for the treatment of MS. It is a patented New Chemical Entity (“NCE”) that has a unique mechanism of action. Lucid-MS was deemed safe and well-tolerated in healthy participants by the safety review committee, and we are optimistic about the potential of Lucid-MS to protect myelin in MS patients as it represents a new direction in the treatment of this disease. We are now looking ahead to our Phase 2 trial as we work towards our goals of drug approval and commercialization.

“Operationally, we continue to strengthen our balance sheet and expand our reach in the capital markets to execute on upcoming milestones. Over the last several months, we have continued to purchase Bitcoin and other cryptocurrencies as part of our strategic efforts, reflecting our belief in the potential of cryptocurrencies to provide a return on investment for shareholders and to provide some hedge against the dollar. We currently have significant unrealized profits in our crypto portfolio, and we continue to manage our treasury risk with this diversification.

“Looking ahead, we are focused on managing our balance sheet to be in an even stronger financial position. We believe we have sufficient cash to maintain basic operations beyond March 2027. We are encouraged by the strong safety and tolerability profile of Lucid-MS and are extremely proud of the world class partnerships we have created with Massachusetts General Hospital as we advance this New Chemical Entity towards commercialization. All this progress and milestone success is why we believe our stock price has increased from $7.71 USD at close on March 31, 2025, to $20.25 USD at close on June 30, 2025. We look forward to additional milestone announcements in the coming months as we work to develop novel solutions for brain and inflammatory disorders,” concluded Saeed.

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), now Unbuzzd Wellness Inc., led by industry veterans. Quantum BioPharma retains ownership of 20.10% (as of June 30, 2025) of Unbuzzd Wellness Inc. at www.unbuzzd.com. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property. For more information visit www.quantumbiopharma.com.

Forward Looking Information

This press release contains certain “forward-looking statements” within the meaning of applicable Canadian securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “anticipates”, “expects”, “is expected”, “scheduled”, “estimates”, “pending”, “intends”, “plans”, “forecasts”, “targets”, or “hopes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “will”, “should” “might”, “will be taken”, or “occur” and similar expressions) are not statements of historical fact and may be forward-looking statements. The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company’s focus on the research and development of Lucid-MS to prevent and reverse myelin degradation; the Company’s Lucid-21-302 clinical development program in multiple sclerosis advancing towards human phase-2 efficacy trials; the Company’s intention to retain 100% of the rights to develop products for pharmaceutical and medical uses; the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; MZ playing a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; MZ being engaged by the Company for the MZ Initial Period; MZ working with the Company to develop and implement a comprehensive capital markets strategy designed to increase the Company’s visibility throughout the investment community; MZ campaign highlighting how Quantum BioPharma is developing a robust pipeline of products and assets focused on addressing significant unmet needs in brain disorders and alcohol health; and the Company’s approach to treatments in brain disorders and alcohol health representing a tremendous revenue potential.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: the Company’s assessment of market conditions, its ability to gain market share, and its potential competitive edge are accurate; the Company will have the ability to carry out its plans with respect to its new innovation and offerings, including its ability to conduct research and development of Lucid-MS; the Company’s Lucid-21-302 clinical development program in multiple sclerosis will advance towards human phase-2 efficacy trials; the Company will retain 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses; the Company will seek new business opportunities; the Company will increase efficiency in its processes and partnerships; the Company will have the ability to carry out its other goals and objectives the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; MZ will play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; MZ will be engaged by the Company for the MZ Initial Period; MZ will work with the Company to develop and implement a comprehensive capital markets strategy designed to increase the Company’s visibility throughout the investment community; the MZ campaign will highlight how Quantum BioPharma is developing a robust pipeline of products and assets focused on addressing significant unmet needs in brain disorders and alcohol health; and the Company’s approach to treatments in brain disorders and alcohol health will have a tremendous revenue potential.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company’s inability to retain 100% of the rights to develop products for pharmaceutical or medical uses; the Company’s inability to enhance its product development capabilities and/or maintain a portfolio of strategic investments; the Company’s Lucid-21-302 clinical development program in multiple sclerosis not advancing towards human phase-2 efficacy trials; the Company will not have the ability to carry out its other goals and objectives the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; MZ will not play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; MZ will not be engaged by the Company for the MZ Initial Period; MZ will not work with the Company to develop and implement a comprehensive capital markets strategy designed to increase the Company’s visibility throughout the investment community; the MZ campaign will not highlight how Quantum BioPharma is developing a robust pipeline of products and assets focused on addressing significant unmet needs in brain disorders and alcohol health; the Company’s approach to treatments in brain disorders and alcohol health will not have a tremendous revenue potential; and the risks discussed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 and registration statement on Form F-3 containing a base shelf prospectus, each under the heading “Risk Factors”. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list is not exhaustive. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events, or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com